AEGIS CAPITAL CORP

August 11, 2014

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: CELLECTAR BIOSCIENCES, INC.
Registration Statement on Form S-1 (Registration No. 333-196091) - Concurrence in Acceleration Request

Ladies and Gentlemen:

Aegis Capital Corp. ("Aegis"), as representative of the underwriters for the referenced offering, hereby concurs in the request by Cellectar Biosciences, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time) on August 13, 2014, pursuant to Rule 461 under the Securities Act. Aegis affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

AEGIS CAPITAL CORP.

By: ______________________
Name: Sam Burkett
Title: COO